Exhibit 99.1

AuRico Gold Announces Initial Resource of 5.5 Million Gold Equivalent Ounces at Kemess East

Reserves and Resources of 10.6 Million Gold Equivalent Ounces at Kemess Property

TORONTO, Jan. 21, 2015 /CNW/ - AuRico Gold Inc. (TSX: AUQ) (NYSE: AUQ), ("AuRico" or the "Company") today announced an initial National Instrument 43-101 compliant indicated resource of 2.1 million gold equivalent ounces and an inferred resource of 3.4 million gold equivalent ounces at the Kemess East deposit, located one kilometre east of the previously delineated Kemess Underground deposit and 6.5 kilometres north of the Kemess mill facility (see Figure 1). The Kemess Property is located in north-central British Columbia, Canada, approximately 430 kilometres northwest of Prince George.

Kemess East Resource Highlights

•	Indicated Resources of 55.9 million tonnes at 0.52 g/t gold and 0.41% copper, or 1.17 g/t gold equivalent, representing 0.9 million ounces of gold and 504 million pounds of copper, or 2.1 million ounces gold equivalent.
•	Inferred Resources of 117.2 million tonnes at 0.38 g/t gold and 0.34% copper, or 0.91 g/t gold equivalent, representing 1.4 million ounces of gold and 871 million pounds of copper, or 3.4 million ounces gold equivalent.
•	There is considerable potential to increase and convert resources at Kemess East as a number of holes from the recent drilling program ended in mineralization and the deposit remains open.
•	The reported gold equivalent grade from Kemess East is 10% higher than the nearby Kemess Underground deposit.
•	The Kemess East deposit is located in close proximity to existing infrastructure on the Kemess land package, which includes a 50,000 tonne per day mill facility, administration and camp facilities, permitted tailings storage and full access to grid power (see Figure 2).
•	An expanded 2015 drilling program of up to 30,000 metres will focus on additional delineation of the Kemess East mineralization as well as ongoing exploration drilling.
Kemess East Mineral Resource Estimates(1)
Category	Tonnes (000's)	Au (g/t)	Ag (g/t)	Cu (%)	Au (000's) oz.	Ag (000's) oz.	Cu (000's) lbs.	Au eq. (000's) oz.
Indicated Resources	55,864	0.52	2.00	0.41	939	3,601	503,663	2,101
Inferred Resources	117,152	0.38	1.79	0.34	1,424	6,739	871,407	3,435

Kemess Underground Mineral Reserve and Resource Estimates(2)
Category	Tonnes (000's)	Au (g/t)	Ag (g/t)	Cu (%)	Au (000's) oz.	Ag (000's) oz.	Cu (000's) lbs.	Au eq. (000's) oz.
Probable Reserves	100,373	0.56	2.05	0.28	1,805	6,608	619,151	3,234
Indicated Resources	65,432	0.41	1.81	0.24	854	3,811	346,546	1,653
Inferred Resources	9,969	0.39	1.57	0.21	125	503	46,101	231

Total Kemess Property Mineral Reserve and Resource Estimates(1),(2)
Category	Tonnes (000's)	Au (g/t)	Ag (g/t)	Cu (%)	Au (000's) oz.	Ag (000's) oz.	Cu (000's) lbs.	Au eq. (000's) oz.
Probable Reserves	100,373	0.56	2.05	0.28	1,805	6,608	619,151	3,234
Indicated Resources	121,296	0.46	1.90	0.32	1,793	7,412	850,209	3,754
Inferred Resources	127,121	0.38	1.77	0.33	1,549	7,242	917,508	3,666
(1)  See the notes relating to the Kemess East mineral resource estimates provided at the end of this press release
(2) Refer to the press release dated March 3, 2014 for additional details on Kemess Underground mineral reserve and resource estimates

"We are very encouraged with the initial resource estimate from Kemess East as the total indicated resource base of the Kemess property has doubled and still has the potential to grow further." stated Scott Perry, President and CEO of AuRico Gold. He continued, "The Kemess East deposit is a significant new gold-copper porphyry mineralized system that has similar characteristics to the nearby Kemess Underground deposit, has higher grades than Kemess Underground and is in immediate proximity to existing infrastructure. The delineation of these additional high-quality resources is consistent with our strategy to surface the long-term value of this asset."

Notes to Kemess East Resources

•	Gold equivalent grade and ounces were calculated using assumed metal prices of US$1,300 per ounce for gold, US$23.00 per ounce for silver, and US$ 3.00 per pound for copper. No metallurgical recoveries were applied. The currency assumption used was 1:1 US dollar to the Canadian dollar.
•	Samples were prepared at an on-site sample preparation lab. The majority of prepared 250 g samples, crushed to 80% passing 10-mesh and pulverized to 85% passing 150-mesh, were shipped in security sealed pails to ALS Chemex Laboratory in North Vancouver for analysis, with some 2007 samples submitted to Assayers Canada Laboratories in Vancouver. At both accredited laboratories, samples were analyzed for a suite of 35 elements, including iron, molybdenum, and silver, using 2-acid digestion and ICP atomic emission spectroscopy on a one gram sub-sample prior to 2010 and a 4-acid digestion thereafter. Copper analyses were completed by AA spectrometry, following a 3-acid digestion. Gold analyses were completed by standard 1-assay-ton fire assay with an AA finish. Samples from significantly mineralized zones were also submitted for molybdenum assay, which included 4-acid digestion with an AA finish.
•	Quality control (QC) samples (blanks, duplicates, and certified reference materials) were inserted into the sample stream at regular intervals such that 1 in 25 (4%) samples were submitted for quality control purposes. QC sample performance was monitored on a regular basis, independently of the laboratories, and failures addressed in a timely manner. All sample batches were also subjected to each laboratory's internal quality control procedures, for an additional 40% QC sample volume.
•	Initial testwork for Kemess East has yielded similar metallurgical recoveries and concentrate grades to those exhibited for Kemess Underground. Metallurgical recoveries assumed for the calculations of NSR's are 91% for copper, 72% for gold and 65% for silver. Metallurgical testwork is ongoing.
•	Resources were generated from 27 holes drilled at Kemess East in 2006, 2007, 2013 and 2014.
•	The block model was constrained within a US$15 NSR grade shape. The resources reported herein were further constrained within block caving shapes of varying potential footprint geometries and potential cave heights.
•	Potential caving blocks were generated using the floating stope optimizer within Vulcan. Operating cost assumptions were similar to those determined within the Kemess Underground Feasibility Study, with additional costs applied to mining to account for additional depth below surface.
•	Resources reported herein are reported at a zero NSR cutoff, and as such includes internal dilution within the potential caving blocks. External dilution has not been included or calculated.
•	A National Instrument 43-101 compliant technical report is being prepared and will be filed on SEDAR at www.sedar.com within 45 days.
•	Exploration activities by AuRico at the Kemess East Project have been conducted under the supervision of Wade Barnes, PGeo, Kemess Project Geologist, for AuRico Gold Inc. Mr. Barnes is a "Qualified Person" as defined by National Instrument 43-101.
•	Mineral Resources were prepared under the supervision of Jeffrey Volk, CPG, FAusIMM, the Director of Reserves and Resources, for AuRico Gold Inc. Mr. Volk is a "Qualified Person" as defined by National Instrument 43-101.

Chris Bostwick, FAusIMM, Senior Vice President, Technical Services for AuRico Gold Inc. has reviewed and approved the scientific and technical information contained within this press release. Mr. Bostwick is a "Qualified Person" as defined by National Instrument 43-101.

About AuRico Gold

AuRico Gold is a leading Canadian gold producer with mines and projects in North America that have significant production growth and exploration potential.  The Company is focused on its core operations including the cornerstone Young-Davidson gold mine in northern Ontario, and the El Chanate mine in Sonora State, Mexico. AuRico's project pipeline also includes the advanced development Kemess Underground Project in northern British Columbia and the Lynn Lake Gold Camp in northern Manitoba. The Company also has other exploration opportunities in Canada and Mexico. AuRico's head office is located in Toronto, Ontario, Canada.

Cautionary Statement

This press release contains forward-looking statements and forward-looking information as defined under Canadian and U.S. securities laws.  All statements, other than statements of historical fact, are forward-looking statements. The words "expect", "believe", "anticipate", "will", "intend", "estimate", "forecast", "budget" and similar expressions identify forward-looking statements. Forward-looking statements include estimates of mineral grades, the estimated extent and timing of anticipated future exploration activity; the results of future interpretation of geological information; whether results thereof will lead to estimated reserves or resources and the timing of such estimates, information as to strategy, plans or future financial or operating performance, such as the Company's expansion plans, project timelines, production plans, projected cash flows or capital expenditures, cost estimates, projected exploration results, reserve and resource estimates and other statements that express management's expectations or estimates of future performance.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, while considered reasonable by management, are inherently subject to significant uncertainties and contingencies. Known and unknown factors could cause actual results to differ materially from those projected in the forward-looking statements. Such factors include without limitation: estimates of mineral grades; the estimated extent and timing of future exploration activity and resource estimates;  the interpretation of geological information; whether exploration results will lead to establishing reserves or resources; the nature and timing of permitting work; the risk that projects will not be developed accordingly to established budgets or timelines; no material delays in the timing for completion of exploration activities,  changes in laws or regulations in Canada, Mexico and other jurisdictions in which the Company may carry on business; risks of obtaining necessary licenses, permits; authorizations or approvals for operations or projects such as Kemess; contests over title to properties; the speculative nature of mineral exploration and development; risks related to aboriginal title claims; compliance risks with respect to current and future environmental regulations; fluctuations in the price of gold and foreign exchange rates; the uncertainty of replacing depleted reserves; the risk that the Young-Davidson and El Chanate mine may not perform as planned; uncertainty of production and cost estimates; disruptions affecting operations; opportunities that may be pursued by the Company; employee relations; availability and costs of mining inputs and labor; the ability to secure capital to execute business plans; volatility of the Company's share price; any decision to declare dividends; the implementation and continued availability of the dividend reinvestment plan; the effect of future financings; litigation; risk of loss due to sabotage and civil disturbances; the values of assets and liabilities based on projected future cash flows; risks arising from holding derivative instruments; risks arising from the absence of hedging; adequacy of internal control over financial reporting; changes in our credit rating; and the impact of inflation.

Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained herein. Such statements are based on a number of assumptions which may prove to be incorrect, including assumptions about: future exploration and the results of such exploration, the presence of and continuity of metals at  Kemess East at modeled grades,  business and economic conditions; commodity prices and the price of key inputs such as labour, fuel and electricity; credit market conditions and conditions in financial markets generally; revenue and cash flow estimates, production levels, development schedules and the associated costs; our ability to procure equipment and supplies in sufficient quantities and on a timely basis; the timing of the receipt of permits and other approvals for our projects and operations; our ability to attract and retain skilled employees and contractors for our operations; the accuracy of our reserve and resource estimates; the impact of changes in currency exchange rates on our costs and results; interest rates; taxation; and our ongoing relations with our employees and business partners.

The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required by applicable law.

Cautionary Note to U.S. Investors Concerning Measured, Indicated and Inferred Resources

This press release uses the terms "measured", "indicated" and "inferred" resources. We advise investors that while those terms are recognized and required by Canadian regulations, the United States Securities and Exchange Commission does not recognize them. "Inferred resources" have a great amount of uncertainty as to their existence and as to their economic and legal feasibility. It cannot be assumed that all or any part of an inferred resource will ever be upgraded to a higher category. Under Canadian rules, estimates of inferred mineral resources may not form the basis of feasibility or other economic studies. United States investors are cautioned not to assume that all or any part of measured or indicated mineral resources will ever be converted into mineral reserves. United States investors are also cautioned not to assume that all or any part of an inferred mineral resource exists, or is economically or legally mineable.

Figure 1: Kemess Property: Existing Mill Infrastructure & Surface Facilities

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Figure 2: Kemess Property: Mill Processing Facility & Associated Surface Infrastructure

SOURCE AuRico Gold Inc.

%CIK: 0001078217

For further information:

please visit the AuRico Gold website at www.auricogold.com or contact:

Scott Perry
President and Chief Executive Officer
AuRico Gold Inc.
1-647-260-8880

Anne Day
Vice President, Investor Relations and Communications
AuRico Gold Inc.
1-647-260-8880

CO: AuRico Gold Inc.

CNW 06:30e 21-JAN-15